FabuLingua

fab·u·la:
story, tale

lin·gua:
language

A mobile language learning game that harnesses the power of children's stories

Mark Begert, CEO

FabuLingua is a freemium subscription **mobile game** that harnesses the **power of stories** to **teach** kids **new languages** more **effectively** than ever.


Vivi
5

GAMEPLAY


CORE
LOOP



READ TO EARN KEYS TO UNLOCK CHESTS

READ

Reading is the gameplay for progressing.

COLLECT KEYS

Reading will be awarded with keys. The more difficult each story is, the more keys will be awarded.

UNLOCK CHESTS

As the reader explores the world of Fabulingua and collects keys, there will be a variety of chests to unlock that give collectable and unique rewards!

EXPLORE


LOCATION
EVENT
WORLD VIEW

DISCOVER NEW STORIES AS YOU EXPLORE



LOCATION

A location appears on the World View that can be explored to meet new friends and hear thier stories!

EVENT

Events are limited time locations that offer unique rewards and stories.

WORLD VIEW

As the reader explores the world of Fabulingua and collects keys, there will be a variety of chests to unlock that give collectable and unique rewards!

How does FabuLingua work?

Learning through Playing

- **Children** (age 2-10) learn new languages **playing a mobile game** based on **interactive, animated stories**.
- Our *patent-pending* **Magical Translations®** pedagogy makes it easy for kids to understand the stories and games in a new language.


RANI y SAPI
Mi familia
Escrito por Alejandra Jurado
Ilustrado por Calladitos


MEET THE ARTIST
Alejandro Trejo

- **Creators** of **high-quality** children's stories **publish** and **monetize** their **passion** on our **platform**.
- **Teachers** are **empowered** with newfound capabilities to **engage and teach** their learners **in class and at home**.

THE TEAM

Who is the team?

Mark Begert

CEO, Co-founder

Founding member/CFO of China mobile app pioneer Linktone scaling company & leading NASDAQ IPO.

Leslie Omaña Begert

Pedagogy, Co-founder

Goldman Sachs, L'Oreal, The Third Space, Oxford MSc + Cambridge MA.

Joseph Urban

Head of Product

Mobile gaming + digital director + UI/UX design + art – AppLovin (Lion Studios) & Jam City

Gordon Walton - Advisor

President – ArtCraft Ent. Game Production, Playdom

Jorge Klor de Alva - Advisor

Professor Berkley & Princeton, Executive/Chaiman 3DMX, Apollo Group, Nexus, Univ of Phoenix

Sami Khan - Advisor

CEO/Founder Cerebrus, Staircase Digital, Acorns, Honey

Michael Downing - Advisor

Gravity Ranch Ventures, serial SV entrepreneur & ángel, EIR SRI Int'l

Jonathan Abrams - Advisor

Founder Friendster, 8 Street Capital, Founder's Den

Language learning is broken

The same worn-out methods

- Rules and Rote memorization
- Unengaging and ineffective



A Game Changer


FabuLingua
STORY-BASED LEARNING
WITH BILINGUAL NARRATION

- ✓ Engaging mobile game
- ✓ New, interactive stories
- ✓ Applies Current Learning Science
- ✓ Develops fluency efficiently & naturally
- ✓ Accessible – low cost & asynchronous


IT'S THE
RIGHT TIME

Why do we need to fix language learning?

Second Language development is a ***critical success factor*** for children to **thrive in the future**:

- **Emotional Intelligence** (EQ) and **empathy**
- **Cultural** identity and **mental health**
- **Cognitive development** – critical thinking, problem solving & executive functioning
- **Communication** skills
- **Job** opportunities **- closing the gap**
- the **"magical window"** – kids' brains are naturally wiring to language input



*https://www.cambridge.org/core/journals/bilingualism-language-and-cognition/article/bilinguals-social-flexibility/BCE874F6A5B00DEB932FCF078C704D40

IT'S THE RIGHT TIME

How big is the market?

Global Language Learning Market	**2 billion** Language Learners	**$60 billion doubling** to **$116 billion** by **2025**	**4X digital growth by 2025** from **$9.4 billion**

	USA	Latin America	China
Children's Language Learning Market	**$2 billion** ▪ 7.5 mil ESL + 20 mil FL students ▪ 13k language businesses	**$6.2 billion** 86 million k-5 kids study English	**$21 billion** 300 million students study English

Why is FabuLingua a game changer?

Patent-pending **Magical Translations®**

Innovating at the "sweet spot" of learning science

1. Comprehensible Input (CI) Theory
2. Stress free learning model
3. The "Magical Window" for early childhood language acquisition

Gameplay and Stories are highly effective **vehicles** for **immersive learning**

Learning with long-term engagement

1. Integrated game design to motivate progress
2. New stories released regularly
3. Graduated levels of content for multi-year skill development
4. Access – low-cost and asynchronous

IT'S THE RIGHT TIME

El momento es ahora!

Why now?

- The **positive benefits** of **bilingualism**
- The **"Tailwinds" for growth** of **digital learning**
- The **pain** felt by **parents & teachers** to transform their learning models
- A **fragmented & under-capitalized** market



IT'S THE RIGHT TIME

How do we go to market?

Freemium B2B2C

- **We empower teachers with newfound capabilities.**
- Augment in-class language instruction and content
- Extend outside of class digital learning and progress tracking
- Teachers become product ambassadors - a cost-effective and highly credible channel to parents/families

Expand languages & markets

- **English->Spanish->ESL**
- English <-> Mandarin (China) + Hindi (India)
- Teacher requests for French/German/Russian/Japanese

"Force Multipliers"

- **Viral Teacher & Parent communities**
- Mobile Gaming audience & platforms
- Influencers -> education + gaming + culture+ parenting

What traction have we achieved?

- Released **15 stories & 55 hours** of learning in last 18 months
- **50 stories** in production pipeline from **20 creators & 19 publishers**
- **Adding 100 teachers/tutors per week** to waiting list for teacher module
- **80k** downloads and **16K registered users** of Minimum Viable Product
- **Converting 9%** of installs to free trials and **75% of trials to subscribers**
- In Q4 '20, began **monetizing** with **subscriptions for families**; reached **1k** monthly, semi-annual and annual subscribers + trials
- Completing development of **data-driven platform** to ramp up **story production** & launch **new languages + analytics** on mobile game play
- Optimizing **core mobile game design** for **long-term** engagement/ retention

Our Business Model

How do we make money?

- **Freemium paid subscription**
  - Unlimited access to story + games + new releases
  - Teacher or parent features and progress tracking
- **Mobile gameplay monetization** through IAP rewards
- **Merchandising IP** (Characters/Stories/Game features)
- **Net Sales Revenue share** to publisher & creatives

Subscription/IAP	100%
iOS/Android fee	~15%
Net Revenue	85%
Story License Fee on Net Rev	12.5%
Gross Profit	70%

A unique (and super fun) storytelling method for language learning

IT'S THE RIGHT TIME

What is our Roadmap?

Next 12 months

- Mobile game launch
- 25 stories
- English <-> Spanish product launch
- Teacher module
- **Headcount**: 12
- **ARR**: $1 mil
- **Monthly Burn**: $100k
- **Equity Financing**: $1.5mil

Years 2 & 3

- 100 stories
- English <-> Chinese product launch + JP/FR
- 1000 teacher partners
- Community building
- **Headcount**: 30
- **ARR**: $15 mil
- **Monthly Burn**: $200k
- **Equity Financing**: $10mil

Years 4 - 6

- 500 stories
- 10+ languages & global presence
- UG story platform
- 10,000 teacher partners
- **Headcount**: 50
- **ARR**: $50 mil
- **Monthly Burn**: $150k
- **Equity Financing**: $30mil

Forward-looking projections cannot be guaranteed.

Who is the competition in kid's language learning?

COMPETITOR	Anytime/ Virtual	Mobile Game Design	Interactive Story Format	Enables teachers & schools	Beginner to Advanced Content	Based on Learning Science	$$ Affordable?
FabuLingua	**A**	●	●	●	●	●	●
Lingokids	**A**					◖	◖
Endless Spanish	**A**					◖	◖
StudyCat	**A**			◖	◖		◖
Lingo Ace	**V**			◖	◖	◖	
VIP Kids	**V**				◖	◖	

What investment are we seeking?

Investment in **FabuLingua's** Equity Crowdfunding Campaign on **WeFunder** will be structured as a **SAFE** with a **$7.5MM valuation cap** and **10% discount**.

Use of Capital:

- Game design iteration to increase engagement -> multi-year retention
- Reduce story production time by 50%
- Optimize subscription and gameplay monetization strategy to increase LTV
- Launch teacher module to lower CAC and increase retention
- Launch English as Second Language product in U.S.+LATAM to grow addressable market 10X
- Build Marketing machine to expand teacher and DTC reach

Build traction towards institutional Seed financing within 12-18 months

Forward-looking projections cannot be guaranteed.

FabuLingua

fab·u·la:
story, tale

lin·gua:
language

A mobile language learning game that harnesses the power of children's stories

Mark Begert, CEO

Appendix

Utility Patent Application No. 16183342

"System and Method for teaching a foreign language utilizing interpretation phrases and near simultaneous interpretation of digital children's stories and related images"

Inventor: Leslie Omana Begert

USPTO receipt date: Nov 7, 2018

"Magical Translations®" language learning method

- Near Simultaneous Interpretation™ & Interpretation Phrases™ weave target and native languages
- Maximize "comprehensible input" for subconscious language acquisition via low anxiety experience
- Modes to playfully develop comprehension, literacy and pronunciation

Reviews

My kindergarten students
LOVE LOVE LOVE the app,
the stories, and the games.
They record themselves all the time.
I really love it too, it is the
best app I can use for my
little ones. Thank you.
You made my job much easier.

Aurelia

Thank you for this wonderful
resource. We are relying heavily
on other resources to bring
language into our home during
quarantine, and this amazing
resource is becoming part of
our daily curriculum.
This is an amazing product.

@somossacramento

★★★★★
Norma VH, 12/17/2019
Beautiful, sweet interactive tool
This app offers a magical world of interactive stories that make learning Spanish effortless. The language pacing is perfect, and makes Spanish seem like a fun, playful languag… more

★★★★★
vivian's mama, 12/09/2019
Awesome App
My daughter (she's 3 years old) and I love the Fabulingua app. The animation is fun and the stories are engaging. My daughter spent 10 minutes on the intro page to the frog st… more

★★★★★
lb1367, 12/18/2019
Fun App for My Kids
We have a five year old and he is crazy about this Fabulingua. It is so much fun for him and exciting for us as we watch him learn. If you are looking for a fun and immersive met… more

★★★★★
BillySoHa, 12/27/2019
Fun, intuitive and highly engaging
I've got 3 kids, and they've really loved using this app. The stories are fun and the interactive component is intuitive and engaging. Look forward to seeing new … more

★★★★★
animamer, 12/17/2019
Great idea
My kids love this app and won't put it down. I've never seen anything like it before. Great idea and fun way to learn languages and reinforce school work. Thank you so mu… more

★★★★★
Colcolcor, 12/18/2019
Engaging, Interactive way to learn!
I've got my niece and nephew loving to use the app for hours, they truly are enamored by it and it works. Making learning feel like a game is a superpower and FabuLingua … more

★★★★★
dmack3312, 12/17/2019
Love this app!
This is a must have for anyone looking to get their kids engaged in learning a second language. Easy to use and full of wonderful stories. Highly recommended!

★★★★★
callmelloyd, 12/17/2019
Great way for young kids to learn Spanish
I downloaded this app for my 6 year old who knows maybe 10 words in Spanish and within in minutes she was hooked.

★★★★★
patboston2020, 12/18/2019
Spanish Made FUN!
Our nephews were visiting last week and were working on their Spanish. We tested out FabuLingua and we all loved it. Looking forward to more bedtimes, more stories… more

★★★★★
NatG1029, 12/20/2019
Great for kids
We've started using this app to prepare for a year long stay in Spain. The kids enjoy and seem to be picking up things quickly.

★★★★★
Edna R. Rider, 12/17/2019
Love the story approach
I really loved how the app walked through a story and reinforced Spanish my youngest is learning at school. So fun. Using it every night now. Have to admit I am filling in lots of… more

★★★★★
sophie71boston, 12/18/2019
No better way for kids to learn Spanish!
Great way to learn Spanish! Beautifully curated! Our daughter is having lots of fun playing with it everyday.

★★★★★
GEstella, 07/14/2020
Love it
My 7 year loves this app. She already knows some Spanish but she absolutely love this app. It's part of our bed time ritual. So glad I decided to download.

★★★★★
och1155, 12/23/2019
Love this App
This app is very user friendly, intuitive and makes learning easy and FUN! Will keep on using this to teach and learn Spanish!

★★★★★
MadDogInTheFog, 12/19/2019
Makes Learning Spanish Fun!
Fabulingua delivers the perfect format for making learning fun… my daughter is already progressing and retaining more Spanish than ever.

★★★★★
schutzylove, 12/17/2019
Educational and fun
Our five year old loves using this app and it truly supports her Spanish language progress. And the images are lovely!

★★★★★
mszwast, 04/21/2020
The Best Spanish App For Little Learners
This app is very high quality. It runs smoothly, contains beautiful artwork and storylines, and teaches Spanish in a way that is natural and fun for kids.

★★★★★
Mrp_spd, 12/18/2019
My son is learning!!!
I am so excited about this app. My son has been soaking it up like a sponge!

★★★★★
Jester41, 01/27/2020
Great app
Our 4 year old loves playing this game

★★★★★
123132:1431536367, 12/23/2019
Love it
Great App to help kiddos expand vocabulary and experience another language.

★★★★★
playboy51222222, 01/21/2020
Great App!
A wonderful learning app for language. Very intuitive.

★★★★★
Bllet, 12/22/2019
Engaging, natural way to learn a language
Such an engaging and natural way for our twins to lear Spanish! Love it!!

★★★★★
Tippy toe Joe, 07/05/2020
Amazing
Love it

★★★★☆
GeliJesus❤️, 04/15/2020
Awesome app
I am a Spanish teacher and now teaching from home, this is a great tool for me to introduce to every single student to read and get more vocabulary.Thank you so much 😍

We homeschool in Spanish/English.
I so appreciate that this app
doesn't only read to the kids
but encourages mastery of
a story (and the included vocab)
by having the ultimate goal of
the child recording their own voice
reading the story for themselves.
Well done, FabuLingua!

Lauren

"We absolutely are loving
this app! My son is suddenly
answering me in Spanish
(something he hasn't
done in years)."

Adrianna P.

More reviews available upon request

Defensibility

Insights of an Edtech Expert

“I appreciated the thoughtfulness with which you’re productizing comprehensible input. As I alluded, it’s probably the most sophisticated productization of a well-known language acquisition principle for asynchronous learning delivery that I’ve seen. It’s easy to tell that you’ve put in significant work to get to this point – work that will be difficult to replicate in any reasonable time period while you now figure out scaled go-to-market and engagement/retention.”

FabuLingua is starting with the most effective platform.

Competitors would have to refactor their platform to be effective